

April 8, 2016

<u>**Via E-mail**</u>
Robert J. Grammig, Esq.
Holland & Knight LLP
100 North Tampa Street, Suite 4100
Tampa, FL 33602

      Re: **RTI Surgical, Inc.**
                Preliminary Proxy Statement on Schedule 14A
                Filed April 5, 2016
                File No. 000-31271

Dear Mr. Grammig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Schedule 14A</u>

<u>Executive Transition Agreements, page 43</u>

1.   We note your reference to "Change in Control" provisions in the executive transition agreements. Please revise to include the definition of the term here instead of referencing the agreements filed as exhibits in the past. Also, clarify whether the election of all Krensavage nominees would result in a Change in Control, as defined.

2.   On a related note, disclose whether the election of all Krensavage nominees would have any other effects on the company. For example, would such development result in the acceleration of any debt or the automatic vesting of any options or warrants?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions